Exhibit 99.2

KPMG LLP

777 Dunsmuir Street

Vancouver, BC V7Y 1K3

Canada

Tel 604-691-3000

Fax 604-691-3031

www.kpmg.ca

To:	British Columbia Securities Commission, as principal regulator Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities, Yukon

Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Nunavut

May 15, 2026

Re: Versamet Royalties Corporation (the “Company”) - Notice of change of Auditor

We have read the Notice of Change in Auditor submitted to KPMG LLP by Versamet Royalties Corporation dated May 14, 2026 (the “Notice”) and are in agreement with the statements contained in the Notice.

Yours very truly,

/s/ KPMG LLP
Chartered Professional Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.